UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GARRETT MOTION INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Matthew Roose, Esq. Michael Littenberg, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

1.	Names of Reporting Person Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization		Delaware

Number of shares beneficially owned by each reporting person with	7. Sole voting power	0
	8. Shared voting power	1,389,839*
	9. Sole dispositive power	0
	10. Shared dispositive power	1,389,839*
11.	Aggregate amount beneficially owned by each reporting person	1,389,839*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	1.8%**
14.	Type of reporting person (see instructions)	IA

* Includes (i) 240,510 shares held by Benefit Street Partners Dislocation Fund L.P., (ii) 359,000 shares held by Benefit Street Partners Dislocation Fund (Cayman) Master L.P., (iii) 740,329 shares held by BSP Special Situations Master A L.P. and (iv) 50,000 shares held by BSP Credit Solutions Fund, LP (collectively, the “BSP Funds”).  Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser and serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As a result, for purposes of Rule 13d-3, BSP and Mr. Gahan may be deemed to share beneficial ownership of the shares of Common Stock held by the BSP Funds. The Reporting Persons expressly disclaim beneficial ownership of any securities of the Company beneficially owned or acquired by any other person and assume no responsibility for the information contained in any filings made by any other person.
** Based on 75,813,634 shares of Common Stock outstanding as of February 4, 2021, as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 366505105

1.	Names of Reporting Persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization		United States

Number of shares beneficially owned by each reporting person with	7. Sole voting power	0
	8. Shared voting power	1,389,839*
	9. Sole dispositive power	0
	10. Shared dispositive power	1,389,839*
11.	Aggregate amount beneficially owned by each reporting person	1,389,839*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	1.8%**
14.	Type of reporting person (see instructions)	IN, HC

* Includes (i) 240,510 shares held by Benefit Street Partners Dislocation Fund L.P., (ii) 359,000 shares held by Benefit Street Partners Dislocation Fund (Cayman) Master L.P., (iii) 740,329 shares held by BSP Special Situations Master A L.P. and (iv) 50,000 shares held by BSP Credit Solutions Fund, LP (collectively, the “BSP Funds”).  Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser and serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As a result, for purposes of Rule 13d-3, BSP and Mr. Gahan may be deemed to share beneficial ownership of the shares of Common Stock held by the BSP Funds. The Reporting Persons expressly disclaim beneficial ownership of any securities of the Company beneficially owned or acquired by any other person and assume no responsibility for the information contained in any filings made by any other person.
** Based on 75,813,634 shares of Common Stock outstanding as of February 4, 2021, as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 366505105

AMENDMENT NO. 3 TO SCHEDULE 13D
Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Company on November 12, 2020, Amendment No. 1 thereto filed on December 28, 2020 and Amendment No. 2 thereto filed on January 12, 2021 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
The Schedule 13D is hereby amended as follows:
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
On February 15, 2021, the Company entered into an Amended and Restated Plan Support Agreement (including the term sheet attached thereto, the “Amended Plan Support Agreement”) with the parties named and defined therein, setting forth the terms by which such parties committed to provide capital to and/or support the Company in connection with its plan of reorganization. The Amended Plan Support Agreement amended and restated the Plan Support Agreement dated as of January 11, 2021 that was Exhibit 4 to the Schedule 13D. The Amended Plan Support Agreement is Exhibit 5 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.
Item 7.	Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to include the following:
Exhibit	Description

5.
Amended and Restated Plan Support Agreement, dated as of February 15, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2021 by Garrett Motion Inc.)

CUSIP No. 366505105

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  February 17, 2021
BENEFIT STREET PARTNERS, L.L.C.
By: /s/ Bryan R. Markoten
Name: Bryan R. Markoten Title: Authorized Signatory THOMAS J. GAHAN /s/ Thomas J. Gahan
Thomas J. Gahan

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